Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1
Name and Address of Company

Digatrade Financial Corp.
1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

Item 2
Date of Material Change

February 18, 2020

Item 3
News Release

February 18, 2020
Dissemination via Sedar and under Form 6-K on Edgar

Item 4
Summary of Material Change

DIGATRADE ACTIVATES SECURTER APP DEVELOPMENT WITH EXILION TECHNOLOGIES INC.

Item 5
Full Description of Material Change

5.1
Full Description of Material Change

DIGATRADE ACTIVATES SECURTER APP DEVELOPMENT WITH EXILION TECHNOLOGIES INC.

Vancouver, British Columbia / ACCESSWIRE / February 18, 2020 - DIGATRADE FINANCIAL CORP (OTCPK: DIGAF), www.DigatradeFinancial.com  a financial technology services company, and its subsidiary Securter Systems Inc., have today announced a development agreement with Exilion Technologies Inc. based in Ontario, Canada.

The terms of the agreement which include an immediate start-date; are the initial analysis, development of technical architecture and prototyping. Further development will include the merchant onboarding website, secure transaction management backend, mobile application, and administration tools.  The development scope result will be a working version of the Securter Systems patent pending software application that achieves the goal of our product.

The project engineering lead is Michael Shmulevich, CEO of Exilion Technologies. Mr. Shmulevich is a well-known technology fintech designer and systems strategist. He has vast experience guiding both start-ups and senior corporate planners. Mr. Shmulevich has held top technical management positions at several leading technology companies, and on May 29, 2019, he was appointed as Securter's Vice-President of Engineering.

In recent years, Mr. Shmulevich was involved in producing software architecture and managing software development for a number of increasingly sophisticated financial technology projects that required world-class expertise in trading, risk management, blockchain and cryptocurrency solutions. His engineering leadership will contribute to Securter's ambitious patent strategy, namely, to build upon current patent pending holdings with additional strategic patent filings.

Further information will be made available as it materializes.

5.2
Disclosure for Restructuring Transactions

None

Item 6
Reliance on subsection 7.1(2) of National Instrument 51-102

None

Item 7
Omitted Information

None

Item 8
Executive Officer

Brad J. Moynes, CEO
+1(604) 200-0071

Item 9
Date of Report

February 18, 2020